

May 13, 2024

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

> **Re: Phunware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-37862**

Dear Troy Reisner:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Summary of Risk Factors
Risks Related to our Token Ecosystem and Tokens, page 3

1. We note your summary risk factors states that "[t]here can be no assurance that PhunCoin or PhunToken will ever be issued." However, we note PhunTokens have been sold and there is no corresponding risk factor disclosure. Please revise to address this inconsistency or advice.

Non-GAAP Financial Measures, page 49

2. We note you present various non-GAAP financial measures in the table on page 50 without presenting the most directly comparable GAAP measures with equal or greater prominence. Similarly, you highlight the percentage increase in Adjusted EBITDA in your May 9, 2024 Form 8-K without also referencing the percentage increase in the most directly comparable GAAP measure of net loss. Please revise to present the GAAP measures with equal or greater prominence to any non-GAAP measures provided. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

3.   We note your non-GAAP measure of Adjusted EBITDA. Please tell how you determined it is appropriate to make adjustments for the impairment of digital assets and gain on disposal of digital assets. Refer to Item 10(e)(ii)(B) and Questions 100.01 and 100.04 of the Non-GAAP C&DIs.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
PhunToken, page 72

4.   You refer to PhunToken sales totaling $2.6 million since the launch of PhunToken in 2019. Please address the following:
- Provide us with a breakdown, for each period presented, of the $2.6 million PhunTokens:
  - sold to senior management,
  - sold to customers, and
  - issued as a reward to consumers, if applicable.
- Explain how PhunTokens are rewarded to consumers and clarify the relationship, if any, between application transaction revenue and the issuance of PhunTokens as a reward for watching branded videos, completing surveys and visiting points of interest. To the extent you are rewarding PhunTokens in exchange for generating advertising revenue, tell us where such costs are recorded in your financial statements.
- Clarify whether the development of the token ecosystem to date allows customers (or the company, if applicable) to deploy PhunTokens to consumers as a reward for their engagement.
- Tell us how you determined that the sale of PhunTokens to management and customers represents revenue. Provide us with a comprehensive analysis detailing your accounting under ASC 606 and the basis for your conclusions with references to the specific authoritative literature relied upon. Ensure you addresses your determination of the performance obligation(s) associated with the issuance of these tokens to customers, the tracking of user engagement and the consumption of the token within your Token Ecosystem and how each performance obligation is satisfied.

Item 9A. Controls and Procedures, page 100

5.   We note that management has determined your internal control over financial reporting (ICFR) was not effective as of December 31, 2023, due to the presence of a material weakness. However, we also note management, with the participation of your Certifying Officers, concluded that disclosure controls and procedures (DCPs) were effective as of the end of the period covered by this report. Please explain to us how management was able to conclude DCPs were effective given that ICFR are an integral part of DCPs, or revise as necessary. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes there is substantial overlap between ICFR and DCPs.

General

6.   Please supplementally provide us with your legal analysis as to whether the PhunCoins or PhunTokens offered and sold through your platform are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address the operation of your platform, the differences between the two crypto assets and whether/how those differences impact the analysis. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or regulator or court disagreeing with your assessment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology